355 South Grand Avenue, Suite 100
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Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

FIRM /AFFILIATE OFFICES
	Barcelona	Moscow
	Beijing	Munich
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July 10, 2017	Dubai	Rome
	Düsseldorf	San Diego
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VIA EDGAR AND HAND DELIVERY	Madrid	Washington, D.C.
Milan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3720

Attention:	Larry Spirgel Assistant Director AD Office 11 - Telecommunications

Re:	YogaWorks, Inc. Amendment No. 1 of Registration Statement on Form S-1 publicly submitted on July 10, 2017 CIK No. 0001703497

Ladies and Gentlemen:

On behalf of our client, YogaWorks, Inc. (the “Company” or “YogaWorks”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”), additional information to the staff of the Commission (the “Staff”) regarding our Registration Statement on Form S-1 publicly submitted on June 23, 2017 (the “Registration Statement”) in response to oral comments received from the Staff. An amendment to the Registration Statement (“Amendment No. 1”) has been filed on July 10, 2017 to, among other things, reflect the Company’s responses to the Staff’s oral comments. For your convenience, we are providing by overnight delivery a courtesy package that includes four copies of Amendment No. 1, including copies which have been marked to show changes from the initially filed Registration Statement, as well as a copy of this letter.

Operating Segments – Regional Markets

In response to the Staff’s comments, the Company has conducted further analysis of the number of operating segments of the Company and has determined that its operating segments currently consist of its regional markets: Los Angeles, Orange County, New York City, Northern

July 10, 2017

California, Boston and Baltimore/Washington, D.C.1 The Company referred to the criteria set forth in ASC 280-10-50-1 in its determination of its operating segments, and the Company concluded that each of its regional markets fulfills the criteria set forth therein.2

The Company respectfully asserts that its chief operating decision maker (the “CODM”), the Company’s chief executive officer, focuses her reviews on the regions when evaluating the performance of the Company. The Company acknowledges that the CODM does receive internal financial reports that include performance results at an individual studio level, but the CODM uses that information as supplemental to the regional information in managing the Company. The Company further notes that the CODM is not primarily responsible for operating decisions for the Company’s individual studios. The regional managers, who reports to the CODM and the Company’s chief customer officer, are primarily responsible for managing regions, and for making resource allocation decisions for studios in the Company’s regions, subject to such region’s budget determined by senior management. The Company’s studio managers, who report to regional managers, are responsible for the day-to-day management of the Company’s studios. The CODM may, on one-off occasions, approve a resource allocation decision for a studio, such as a significant capital expenditure, but does not do so on a regular basis and such decisions are made in connection with the CODM’s decision-making process and performance assessment of the Company on a consolidated basis or at the regional market level.

Single Reporting Segment

While the Company has determined that each of its regional markets is an operating segment, based on the aggregation criteria under ASC 280-10-50-11, the Company has determined that all of its regional markets should be aggregated into one reportable segment.

The Company notes the following with respect to its yoga studios across its regional markets based on ASC 280-10-50-11’s aggregation criteria applicable to the Company:

A.     The nature of the products and services across regional markets

The Company offers similar services, classes, training, merchandise, and experiences across its regional markets. For example, across all regional markets, the Company offers the same classes based on YogaWorks’ teachings. Additionally, the Company offers the same types of service products (e.g., class packages and memberships) across all regional markets.

B.     The type or class of customer for the products and services of the regional market

[1]	The Company notes that its regions may change from time to time as the Company acquires additional studios and/or determines to combine regions for administrative reasons.
[2]	The Company also considered whether each of its studios are operating segments, but concluded that its individual studios do not fulfill the ASC 280-10-50-1 criteria.

July 10, 2017

Customers for the Company’s services are similar across all regional markets and the demographics of the Company’s customer are generally similar across regional markets. For example, the college educated millennial is generally the Company’s largest demographic across all regional markets. Customers from one region are able to use studios across all regions and purchase classes either individually or in packages.

C.     The methods used to distribute products or provide services across the regional markets

The Company’s studios across regional markets are similarly managed, operated and assessed for performance. For example, all instructors that wish to teach the proprietary YogaWorks Flow class must be certified by the YogaWorks training program. Further, the Company has the same five pricing strategies that it employs across all regions for consistency. Additionally, studios across all regions are assessed by the same key performance metrics, such as studio visits, sales, customer retention, customer satisfaction, etc.

D.     Similar economic characteristics

The Company believes each of the Company’s regional markets exhibit similar economic characteristics, such as similar revenue metrics and gross margins. The Company is supplementally providing to the Staff under separate cover historical and forecasted economic information to support the Company’s assertion of similar economic characteristics.

Consistent with the Company’s conclusions that its regional markets are each an operating segment, but which aggregate into a single reportable segment, the Company has revised its disclosure on pages 57, F-9 and F-37 in Amendment No. 1.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk of LATHAM & WATKINS LLP
CC:	Rosanna McCollough, YogaWorks, Inc.

Vance Chang, YogaWorks, Inc.

Kurt Donnell, YogaWorks, Inc.

Christopher C. Paci, DLA Piper LLP (US)

Ann Lawrence, DLA Piper LLP (US)